SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Q2 06 Earnings Results

I.	Performance in Q2 2006 – Korean GAAP Consolidated Financial Data

(Unit: KRW B)

Item	Q2 06	Q1 06	Q2 05	QoQ	YoY
Quarterly Results
Revenues	2,315	2,471	2,308	-6.3%	0.3%
Operating Income	-372	52	29	—	—
Ordinary Income	-402	14	1	—	—
Net Income	-322	48	41	—	—

II.	IR Event of Q2 2006 Earnings Results

1. Provider of Information:	IR Communication team

2. Participants:	Institutional investors, securities analysts, etc.

3. Purpose:	To present Q2 06 Earnings Results of LG.Philips LCD

4. Date & Time:	4:30 p.m. (Korea Time) on July 11, 2006 in Korean
9:00 p.m. (Korea Time) on July 11, 2006 in English

5. Venue & Method:	1) Earnings release conference in Korean:
- Main conference room, 21st floor, Korea Exchange
New Building, Seoul

2) Conference call in English:
- Please refer to IR homepage of LG.Philips LCD Co., Ltd. at www.lgphilips-lcd.com
6. Contact Information

1) Head of Disclosure:	Dong Joo Kim, Vice President, Finance & Risk Management
Department (82-2-3777-0702)

2) Main Contact for Disclosure-related Matters:
Joo Sup Kim, Assistant Manager, Financing Team
(82-2-3777-0955)

3) Relevant Team:	IR Communication team (82-2-3777-1010)

III.	Remarks

1.	Please note that the presentation material for Q2 06 Earnings Results is attached as an appendix and accessible on IR homepage of LG.Philips LCD Co., Ltd. at www.lgphilips-lcd.com.

2.	Please note that the financial data included in the investor presentation and press release are prepared on a consolidated Korean GAAP basis only (US GAAP consolidated and Korean GAAP non-consolidated information are stated below).

3.	Financial data for Q2 06 are unaudited. They are provided for the convenience of investors and can be subject to change.

The following US GAAP consolidated information and Korean GAAP non-consolidated information are included for the convenience of investors.

US GAAP consolidated information

(Unit: KRW B)

Item	Q2 06	Q1 06	Q2 05	QoQ	YoY
Quarterly Results
Revenues	2,315	2,471	2,308	-6.3%	0.3%
Operating Income	-379	46	36	—	—
Ordinary Income	-382	41	3	—	—
Net Income	-302	61	38	—	—

Korean GAAP non-consolidated information

(Unit: KRW B)

Item	Q2 06	Q1 06	Q2 05	QoQ	YoY
Quarterly Results
Revenues	2,086	2,418	2,029	-13.7%	2.8%
Operating Income	-445	35	28	—	—
Ordinary Income	-403	12	1	—	—
Net Income	-322	48	41	—	—

Attached:	1) Press Release
2) Presentation Material

LG.PHILIPS LCD REPORTS SECOND QUARTER 2006 RESULTS

SEOUL, Korea – July 11, 2006 – LG.Philips LCD [NYSE: LPL, KRX: 034220], one of the world’s leading TFT-LCD manufacturers, today reported unaudited earnings results based on consolidated Korean GAAP for the three month period ended June 30, 2006. Amounts in Korean Won (KRW) are translated into US dollars (USD) at the noon buying rate in effect on June 30, 2006, which was KRW 948.5 per US dollar.

•	Sales in the second quarter of 2006 decreased by 6% to KRW 2,315 billion (USD 2,441 million) from sales of KRW 2,471 billion (USD 2,605 million) in the first quarter of 2006 and increased 0.3% compared to KRW 2,308 billion (USD 2,433 million) in the second quarter of 2005. The sequential decline in sales was the result of an industry-wide decline in average selling prices across the TV, monitor and notebook segments, as well as less than expected sales volume growth and overcapacity.

•	Operating loss in the second quarter of 2006 was KRW 372 billion (USD 392 million) compared to an operating profit of KRW 52 billion (USD 55 million) in the first quarter of 2006, and an operating profit of KRW 29 billion (USD 31 million) in the second quarter of 2005.

•	EBITDA in the second quarter of 2006 was KRW 243 billion (USD 256 million), a decrease from KRW 670 billion (USD 706 million) in the first quarter of 2006 and a year-over-year decline of 45% from KRW 442 billion (USD 466 million) in the second quarter of 2005.

•	Net income in the second quarter of 2006 was a loss of KRW 322 billion (USD 339 million) compared to a profit of KRW 48 billion (USD 51 million) in the first quarter of 2006 and a profit of KRW 41 billion (USD 43 million) in the second quarter of 2005.

“The second quarter was a difficult quarter for the Company, as we were significantly impacted by much greater than expected industry-wide pricing weakness. As we look closely at our business and the long-term growth prospects for the TFT-LCD industry, we remain committed to building sustainable value for shareholders and customers by balancing long-term growth strategies with shorter-term actions designed to maximize operating profits,” said Bon Joon Koo, Vice Chairman and CEO of LG.Philips LCD.

Mr. Koo continued, “The decision to continue evaluating any further investment in a next generation and invest in a multi-purpose Gen 5.5 facility, which will be housed in our P8 facility, demonstrates our resolve to both adapt to changing market conditions and to make timely investments to meet our customers’ forthcoming needs, particularly in the expanding wide format notebook and high-end monitor segments.”

Second Quarter Financial Review

Revenue and Cost

Revenue in the three-month period ended June 30, 2006, increased by 0.3% to KRW 2,315 billion (USD 2,441 million) from KRW 2,308 billion (USD 2,433 million) in the corresponding period of 2005. TFT-LCD panels for TVs, desktop monitors, notebook computers and other applications accounted for 48%, 26%, 21% and 5%, respectively, on a revenue basis, in the second quarter of 2006, compared to 45%, 30%, 20% and 5%, respectively, in the first quarter of 2006.

Overall, the Company shipped a total of 1.5 million square meters of net display area in the second quarter of 2006, a 17% increase quarter-on-quarter, with an average selling price per square meter of USD 1,598. This represents a decrease in the average selling price per square meter of net display area of approximately 19% compared to the end of the first quarter of 2006 and an average decrease of 18% from the first quarter of 2006.

The total cost of goods sold increased 10% quarter-on-quarter to KRW 2,529 billion (USD 2,666 million), and increased 17% year-on-year, primarily as a result of increased shipments. The cost of goods sold per square meter of net display area shipped was KRW 1,703,000 (USD 1,795) for the second quarter of 2006, down 5% from the first quarter of 2006.

“We are disappointed with our financial performance in the second quarter of 2006. As a result, the Company is now taking initiatives to address the issues that are affecting our business. As we announced in June, we are addressing an increase in inventory levels during a period of overcapacity, primarily in the LCD TV segment, by temporizing production. We will continue to control inventory levels going forward,” said Ron Wirahadiraksa, President and CFO of LG.Philips LCD.”

Mr. Wirahadiraksa continued, “We believe that the temporization of production, along with other efforts, will enable us to maintain our competitiveness as a top-tier player in an industry that is starting to take a more rational approach to capacity and has undiminished long-term growth prospects. While some of the measures are immediate, we generally expect they will strengthen our shareholders’ long–term value and will enable us to leverage the industry’s strong growth opportunities as we closely examine all areas of our manufacturing, capital expenditures, customer relations and expense management. We are confident that LG.Philips LCD’s business results and prospects will improve over the course of 2006.”

Liquidity

As of June 30, 2006, LG.Philips LCD had KRW 779 billion (USD 821 million) of cash and cash equivalents. Total debt was KRW 4,202 billion (USD 4,430 million), and the net-debt-to-equity ratio was 46% as of June 30, 2006, compared to 33% as of March 31, 2006.

Capital Spending

Capital expenditures in the second quarter of 2006 was KRW 990 billion (USD 1,044 million) from KRW 969 billion (USD 1,022 million) in the second quarter of 2005, and were mainly used for the P7 facility.

Utilization and Capacity

Total input capacity on an area basis increased approximately 9% in the second quarter compared to the first quarter of 2006, mainly due to the ramp up of P7, which has reached an average of 34,000 input sheets per month.

Outlook

The following expectations are based on current information as of July 11, 2006. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company may update its full business outlook, or any portion thereof, at any time for any reason.

“Looking ahead, we expect to see prices begin to stabilize, and anticipate sustained growth in consumer demand for LCD TVs, in the second half of 2006, particularly in the fourth quarter. For the third quarter of 2006, we expect our area shipments to increase quarter-on-quarter by a mid-to-high twenties percentage, driven by continued growth in the expanding LCD TV segment, continued ramp up at our P7 facility, and the stabilization of pricing,” said Mr. Wirahadiraksa. “We expect our average selling price per square meter of net display area shipped at the end of the third quarter of 2006 to be relatively flat, as compared to the end of the second quarter of 2006, largely due to increased seasonal demand leading into the holiday season. We expect the average ASP per square meter in the third quarter to decrease by a mid-single digit percentage. Our EBITDA margin for the third quarter is anticipated to be in the low teens range.”

Mr. Wirahadiraksa continued, “We have made a decision to postpone investment in existing fabs and, as a result, have revised our capital expenditure guidance downward from KRW 4.2 trillion to KRW 3.0 trillion for 2006.”

Earnings Conference and Conference Call

LG.Philips LCD will hold a Korean language earnings conference on July 11, 2006 at 4:30 p.m. Korea Standard Time on the 21st floor, in the International Conference Room of the Korea Exchange Building (KRX). An English language conference call will follow at 9:00 p.m. Korea Standard Time, 8:00 a.m. EDT and 1:00 p.m. GMT. The call-in number is +82 (0)31-810-3001 for both callers in Korea and callers outside of Korea. The confirmation number is 3777. Corresponding slides will be available at the Investor Relations section of the LG.Philips LCD web site: http://www.lgphilips-lcd.com.

Investors can listen to the conference call via the Internet at http://www.lgphilips-lcd.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is 031-810-3100 for callers in Korea and +82-31-810-3100 for callers outside of Korea. The confirmation number for the replay is 57025#.

About LG.Philips LCD

LG.Philips LCD [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin film transistor liquid crystal display (TFT-LCD) panels. The Company manufactures TFT-LCD panels in a wide range of sizes and specifications primarily for use in notebook computers, desktop monitors and televisions. Headquartered in Seoul, South Korea, LG.Philips LCD currently operates seven fabrication facilities in Korea and has approximately 21,000 employees in locations around the world.

For more information about the Company, please visit http://www.lgphilips-lcd.com.

LG.Philips LCD makes “Technology you can see!”

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contacts:

Jay Hong [Korea]	Joshua Hochberg [USA]

LG.Philips LCD	Sloane & Company

Tel: +822-3777-1010	Tel: +1-212-446-1892

Email: jay.hong@lgphilips-lcd.com	Email: jhochberg@sloanepr.com

Media Contacts:

Elliot Sloane [USA]	Sue Kim [Korea]

Sloane & Company	LG.Philips LCD

Tel: +1-212-446-1860	Tel: +822-3777-0970

Email: ESloane@sloanepr.com	Email: sue.kim@lgphilips-lcd.com

LG.Philips LCD

CONSOLIDATED STATEMENTS OF INCOME

( In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2006				2005
	Three months ended Jun 30		Six months ended Jun 30		Three months ended Jun 30		Six months ended Jun 30
REVENUE	2,314,996	100%	4,786,132	100%	2,308,330	100%	4,372,376	100%
Cost of goods sold	(2,529,422)	-109%	(4,823,308)	-101%	(2,168,882)	-94%	(4,270,896)	-98%

GROSS PROFIT	(214,426)	-9%	(37,176)	-1%	139,448	6%	101,480	2%

Selling, general & administrative	(157,590)	-7%	(283,210)	-6%	(109,962)	-5%	(206,570)	-5%

OPERATING INCOME	(372,016)	-16%	(320,386)	-7%	29,486	1%	(105,090)	-2%

Interest income	7,933	0%	18,385	0%	12,050	1%	21,041	0%
Interest expense	(37,359)	-2%	(74,944)	-2%	(29,849)	-1%	(50,721)	-1%
Foreign exchange gain (loss), net	(793)	0%	(2,411)	0%	(9,454)	0%	(18,984)	0%
Others, net	416	0%	(8,293)	0%	(1,698)	0%	(3,062)	0%

Total other income (expense)	(29,803)	-1%	(67,263)	-1%	(28,951)	-1%	(51,726)	-1%

INCOME BEFORE TAX	(401,819)	-17%	(387,649)	-8%	535	0%	(156,816)	-4%

Income tax (expense) benefit	80,299	3%	113,647	2%	40,509	2%	119,030	3%

NET INCOME(LOSS)	(321,520)	-14%	(274,002)	-6%	41,044	2%	(37,786)	-1%

-	These financial statements are provided for informational purposes only (Unaudited).

LG.Philips LCD

CONSOLIDATED BALANCE SHEET

( In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2006				2005
	Jun 30		Mar 31		Jun 30		Mar 31
ASSETS
Current assets:
Cash and cash equivalents	778,877	6%	1,060,124	8%	1,330,973	11%	1,350,492	12%
Trade accounts and notes receivable	985,798	7%	1,233,589	9%	1,215,026	10%	1,098,624	10%
Inventories	1,270,899	9%	1,076,294	8%	721,298	6%	736,916	7%
Other current assets	378,207	3%	334,360	2%	299,725	3%	351,035	3%
Total current assets	3,413,781	25%	3,704,367	27%	3,567,022	30%	3,537,067	32%

Investments and other non-current assets	578,946	4%	532,445	4%	350,716	3%	307,355	3%
Property, plant and equipment, net	9,702,000	70%	9,340,790	68%	7,754,666	65%	7,007,543	64%
Intangible assets, net	190,984	1%	149,963	1%	171,311	1%	182,626	2%

Total assets	13,885,711	100%	13,727,565	100%	11,843,715	100%	11,034,591	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	787,845	6%	686,429	5%	631,798	5%	550,652	5%
Trade accounts and notes payable	632,011	5%	731,010	5%	651,783	6%	612,242	6%
Other payables and accrued liabilities	1,563,409	11%	1,575,308	11%	1,836,142	16%	1,666,845	15%

Total current liabilities	2,983,265	21%	2,992,747	22%	3,119,723	26%	2,829,739	26%

Long-term debt	3,413,995	25%	2,929,647	21%	2,957,417	25%	2,478,725	22%
Other non-current liabilities	64,770	0%	53,008	0%	54,160	0%	42,352	0%

Total liabilities	6,462,030	47%	5,975,402	44%	6,131,300	52%	5,350,816	48%

Common Stock and additional paid-in capital	4,064,250	29%	4,067,493	30%	2,668,718	23%	2,638,850	24%
Retained Earnings	3,334,684	24%	3,656,204	27%	3,053,889	26%	3,012,845	27%
Capital adjustment	24,747	0%	28,466	0%	(10,192)	0%	32,080	0%
Shareholders’ equity	7,423,681	53%	7,752,163	56%	5,712,415	48%	5,683,775	52%

Total liabilities and shareholders’ equity	13,885,711	100%	13,727,565	100%	11,843,715	100%	11,034,591	100%

-	These financial statements are provided for informational purposes only (Unaudited).

LG.Philips LCD

CONSOLIDATED STATEMENTS OF CASH FLOW

( In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2006		2005
	Three months ended Jun 30	Six months ended Jun 30	Three months ended Jun 30	Six months ended Jun 30
Net Income	(321,520)	(274,002)	41,044	(37,786)
Depreciation	601,794	1,219,053	411,549	814,200
Amortization	13,963	25,221	11,582	23,128
Others	33,478	50,683	31,619	49,113

Operating Cash Flow	327,715	1,020,955	495,794	848,655
Net Change in Working Capital	(216,659)	(649,055)	(123,272)	(393,323)

Change in accounts receivable	247,152	281,576	(98,702)	(309,121)
Change in inventory	(194,605)	(580,114)	15,690	84,063
Change in accounts payable	(99,408)	(60,271)	36,217	67,412
Change in others	(169,798)	(290,246)	(76,477)	(235,677)

Cash Flow from Operation	111,056	371,900	372,522	455,332
Capital Expenditures	(989,845)	(1,834,704)	(968,719)	(1,421,392)

Acquisition of property, plant and equipment	(998,612)	(1,837,279)	(965,886)	(1,415,708)
(Delivery)	(1,016,948)	(1,776,710)	(1,160,525)	(2,070,414)
(Other account payables)	18,336	(60,569)	194,639	654,706
Intangible assets investment	(1,744)	(3,393)	(266)	(2,427)
Others	10,511	5,968	(2,567)	(3,257)

Cash Flow before Financing	(878,789)	(1,462,804)	(596,197)	(966,060)
Cash Flow from Financing Activities	597,542	662,229	576,678	935,794
Proceeds from Issuance of common stock	0	0	0	0

Net Cash Flow	(281,247)	(800,575)	(19,519)	(30,266)

-	These financial statements are provided for informational purposes only (Unaudited).

LG.Philips LCD

CONSOLIDATED STATEMENTS OF INCOME

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2006				2005
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
REVENUES	2,314,996	100%	4,786,132	100%	2,308,330	100%	4,372,376	100%
Cost of goods sold	(2,531,192)	-109%	(4,826,508)	-101%	(2,159,070)	-94%	(4,249,213)	-97%

GROSS PROFIT	(216,196)	-9%	(40,376)	-1%	149,260	6%	123,163	3%

Selling, general & administrative	(162,366)	-7%	(292,662)	-6%	(113,148)	-5%	(212,557)	-5%

OPERATING INCOME	(378,562)	-16%	(333,038)	-7%	36,112	2%	(89,394)	-2%

Interest income	7,933	0%	18,385	0%	12,050	1%	21,041	0%
Interest expense	(37,807)	-2%	(73,693)	-2%	(30,878)	-1%	(53,698)	-1%
Foreign exchange gain (loss), net	12,857	1%	30,578	1%	(14,797)	-1%	(23,448)	-1%
Others, net	14,180	1%	17,012	0%	315	0%	494	0%

Total other income (expense)	(2,837)	0%	(7,718)	0%	(33,310)	-1%	(55,611)	-1%

INCOME BEFORE TAX	(381,399)	-16%	(340,756)	-7%	2,802	0%	(145,005)	-3%

Income tax (expense) benefit	79,706	3%	100,229	2%	35,632	2%	88,930	2%

NET INCOME(LOSS)	(301,693)	-13%	(240,527)	-5%	38,434	2%	(56,075)	-1%

-	These financial statements are provided for informational purposes only (Unaudited).

LG.Philips LCD

CONSOLIDATED BALANCE SHEETS

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2006				2005
	June 30		March 31		June 30		March 31
ASSETS
Current assets:
Cash and cash equivalents	778,877	6%	1,060,124	8%	1,330,973	11%	1,350,492	12%
Trade accounts and notes receivable	985,798	7%	1,233,589	9%	1,215,026	10%	1,098,624	10%
Inventories	1,270,142	9%	1,075,895	8%	720,836	6%	736,872	7%
Other current assets	388,313	3%	342,776	3%	297,800	3%	320,980	3%
Total current assets	3,423,130	25%	3,712,384	27%	3,564,635	30%	3,506,968	32%

Investments and other non-current assets	581,603	4%	535,222	4%	361,167	3%	345,175	3%
Property, plant and equipment, net	9,786,668	71%	9,374,754	69%	7,788,439	66%	7,043,223	64%
Intangible assets, net	43,791	0%	43,693	0%	36,058	0%	37,712	0%

Total assets	13,835,192	100%	13,666,053	100%	11,750,299	100%	10,933,078	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	788,349	6%	687,334	5%	633,107	5%	552,293	5%
Trade accounts and notes payable	632,011	5%	731,010	5%	651,783	6%	612,255	6%
Other payables and accrued liabilities	1,569,747	11%	1,580,294	12%	1,840,072	16%	1,670,054	15%

Total current liabilities	2,990,107	22%	2,998,638	22%	3,124,962	27%	2,834,602	26%

Long-term debt	3,415,261	25%	2,944,286	22%	3,005,875	26%	2,488,016	23%
Other non-current liabilities	68,225	0%	56,827	0%	54,829	0%	42,318	0%

Total liabilities	6,473,593	47%	5,999,751	44%	6,185,666	53%	5,364,936	49%
Common stock and additional paid-in capital	4,034,637	29%	4,033,929	30%	2,630,379	22%	2,629,478	24%
Retained earnings	3,302,164	24%	3,603,857	26%	2,944,967	25%	2,906,533	27%
Capital adjustment	24,798	0%	28,516	0%	(10,713)	0%	32,131	0%
Shareholders’ equity	7,361,599	53%	7,666,302	56%	5,564,633	47%	5,568,142	51%

Total liabilities and shareholders’ equity	13,835,192	100%	13,666,053	100%	11,750,299	100%	10,933,078	100%

-	These financial statements are provided for informational purposes only (Unaudited).

LG.Philips LCD

CONSOLIDATED STATEMENTS OF CASH FLOW

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2006		2005
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Net Income	(301,693)	(240,527)	38,434	(56,075)
Depreciation	606,498	1,224,767	411,921	814,943
Amortization	1,646	3,243	1,921	3,806
Others	10,384	279	44,417	58,988

Operating Cash Flow	316,835	987,762	496,693	821,662
Net Change in Working Capital	(205,779)	(615,862)	(124,171)	(366,330)

Change in accounts receivable	247,152	281,576	(90,196)	(366,708)
Change in inventory	(194,247)	(580,565)	16,108	83,353
Change in accounts payable	(99,408)	(60,271)	36,217	65,876
Change in others	(159,276)	(256,602)	(86,300)	(148,851)

Cash Flow from Operation	111,056	371,900	372,522	455,332
Capital Expenditures	(989,845)	(1,834,704)	(968,719)	(1,421,392)

Acquisition of property, plant and equipment	(998,612)	(1,837,279)	(965,886)	(1,415,708)
(Delivery)	(1,016,948)	(1,776,710)	(1,160,525)	(2,070,414)
(Other account payables)	18,336	(60,569)	194,639	654,706
Intangible assets investment	(1,744)	(3,393)	(266)	(2,427)
Others	10,511	5,968	(2,567)	(3,257)

Cash Flow before Financing	(878,789)	(1,462,804)	(596,197)	(966,060)
Cash Flow from Financing Activities	597,542	662,229	576,678	935,794
Proceeds from Issuance of common stock	0	0	0	0

Net Cash Flow	(281,247)	(800,575)	(19,519)	(30,266)

-	These financial statements are provided for informational purposes only (Unaudited).

LG.Philips LCD

Net Income Reconciliation to US GAAP

(In billions of KRW)

	2006
	Q2	Q1
Net Income under K GAAP	(322)	48
US GAAP Adjustments	20	13
Depreciation of PP&E	0	(1)
Amortization of IPR	9	11
Adjustment of AR discount loss	0	(1)
Capitalization of financial interests	2	0
Pension expense	0	(1)
Income tax effect of US GAAP Adjustments	(1)	(13)
ESOP	(1)	(1)
Convertible bonds (including FX valuation)	12	20
Stock appreciation right	0	(1)
Others	(1)	0

Net Income under US GAAP	(302)	61

-	These financial statements are provided for informational purposes only (Unaudited).

1 Q2 06 Q2 06 Earnings Results Earnings Results July 11, 2006 Attachment 2. Presentation Material

2
Disclaimer
Disclaimer
This presentation contains forward-looking statements.  We may also make written or oral forward-looking statements in our periodic reports to the United States Securities and Exchange Commission and the Korean
Financial Supervisory Service, in our annual report to shareholders, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.  Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.  These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Such factors include, but are not limited to: our highly competitive environment; the cyclical nature of our industry; our ability to introduce new products on a timely basis; our dependence on growth in the demand for our products; our ability to successfully execute our expansion strategy; our dependence on key personnel;
and general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in business activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.  Additional information as to these and other factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the Securities and Exchange Commission.
This presentation also includes information regarding our historical financial performance through June 30,
2006, and our expectations regarding future performance as reflected in certain non-GAAP financial measures as defined by US Securities and Exchange Commission rules.  As required by such rules, we have provided a reconciliation of those measures to the most directly comparable GAAP measures, which is available on our investor relations website at http://www.lgphilips-lcd.com under the file name Q2 06 Earnings Presentation.

3 Agenda Agenda Q2 06 Earnings Results Performance Highlights Outlook 47”W 32”W 37”W 42”W Paju-P7 Substrate

4 Q2 06 Earnings Results Q2 06 Earnings Results

5
Q2 06 Income Statement
Q2 06 Income Statement
Margin (%)
Q2 06            Q1 06             Q2 05           QoQ change      YoY change KRW b
Revenue
COGS
Gross profit
Operating income
EBITDA
Income before tax
Net income
0%
17%
NA
NA
(45%)
NA
NA
(6%)
10%
NA
NA
(64%)
NA
NA
Gross margin
Operating margin
EBITDA margin
Net margin
Source: Unaudited, Company financials
K GAAP (Consolidated)
(15)
(17)
(9)
(16)
(16)
(18)
(17)
(16)
2,308
2,169
139
29
442
1
41
6
1
19
2
7
2
27
2
2,471
2,294
177
52
670
14
48
2,315
2,529
(214)
(372)
243
(402)
(322)
(9)
(16)
10
(14)

6
Q2 06 Balance Sheet
Q2 06 Balance Sheet
Q2 06            Q1 06             Q2 05           QoQ change     YoY change KRW b
Assets
Cash and cash equivalent
Inventory
Liabilities
Short term debt
Long term debt
Shareholders’ equity
Net debt to equity ratio (%)
17%
(41%)
76%
5%
25%
15%
30%
6
1%
(27%)
18%
8%
15%
17%
(4%)
13
K GAAP (Consolidated) Source: Unaudited, Company financials
11,844
1,331
721
6,131
632
2,957
5,712
40
13,727
1,060
1,076
5,975
686
2,930
7,752
33
13,886
779
1,271
6,462
788
3,414
7,424
46

7
Q2 06 Cash Flow
Q2 06 Cash Flow
Q2 06           Q1 06            Q2 05           QoQ change     YoY change KRW b
Net income
Depreciation & Amortization
Others
Net change in working capital
Cash flow from operations
CAPEX
Cash flow before financing
Financing activities
Proceeds from issuance of common stock
Net change in cash
K GAAP (Consolidated)
Source: Unaudited, Company financials
(363)
193
2
(94)
(262)
(21)
(283)
21
0
(262)
(370)
(12)
17
215
(150)
(145)
(295)
533
0
238
41
423
32
(123)
373
(969)
(596)
577
0
(19)
48
628
17
(432)
261
(845)
(584)
65
0
(519)
(322)
616
34
(217)
111
(990)
(879)
598
0
(281)

8 Performance Highlights Performance Highlights

9
Shipments and ASP
Shipments and ASP
Total K m² *
ASP**/m² (USD)
Source: Company financials
* Net display area shipped
** Quarterly average selling price per square meter of net display area shipped
Display area shipment in K m²
ASP per m²
(USD)
1,096
1,248
1,343
1,274
1,485
$2,062
$2,121
$2,112
$1,953
$1,598
0
1,000
2,000
3,000
4,000
Q2 '05
Q3 Q4
Q1 '06
Q2
$0
$1,000
$2,000
$3,000

10 Q2 05 Q1 06 Q2 06 Revenue: Product Mix Revenue: Product Mix Source: Company financials Notebooks Monitors TVs Applications 24% 45% 48% 53% 30% 26% 21% 20% 18% 5% 5% 5%

11
Q2 06 Capacity Update
Q2 06 Capacity Update
P7 has achieved an average of 34K input sheets per month for the quarter
Source: Company financials
P1~P3
P4
P5
P6
P7
0
500
1,000
1,500
2,000
2,500
3,000
Q1 05 Q2 Q3 Q4 Q1 06 Q2
Unit: Quarterly input capacity
by Area (K m² )

12
Cash ROIC
Cash ROIC
Source: Unaudited, Company financials
* IC (Invested Capital) equals average of net debt and equity for the designated period ; Quarterly ratios are annualized
K GAAP (Consolidated)
EBITDA margin
Sales / IC*
Cash ROIC
25%  19%
28%
142%
133%
141%
35%
25%
39%
Q2 05     Q3   Q4  Q1 06
Q2 05     Q3     Q4   Q1 06
27%
112%
30%
Q2 05    Q3     Q4    Q1 06
Q2
Q2
Q2
10%
98%
10%

13 Outlook Outlook

14
Outlook
Outlook
Total Shipments in m²
Q3 06 vs. Q2 06
:  Mid-to-high twenties (%)
ASP per m²
shipped
End of Q3 06 vs. End of Q2 06
: Relatively flat (%)
Average Q3 06 vs. Average Q2 06
: Mid-single digit (%)
EBITDA Margin
Q3 06 : Low teens (%)
CAPEX 2006 (E)
KRW 3.0 trillion
Source: Company financials, Delivery basis
Capex schedule (KRW b)
Capex schedule (KRW b)
1,211
3,208
676
1,114
1,245
2005 2006(E)
Others P7 Future production facilities
4,419
3,035

15 Questions and Answers Questions and Answers

16 Appendix Appendix

17
US GAAP Income Statement
US GAAP Income Statement
Margin (%)
Q2 06            Q1 06            Q2 05           QoQ change     YoY change KRW b
Revenue
COGS
Gross profit
Operating income
EBITDA
Income before tax
Net income
Gross margin
Operating margin
EBITDA margin
Net margin
Source: Unaudited, Company financials
0%
17%
N/A
N/A
(41%)
N/A
N/A
(6%)
10%
N/A
N/A
(63%)
N/A
N/A
(15)
(18)
(8)
(15)
(16)
(18)
(17)
(15)
2,308
2,159
149
36
437
3
38
6
2
19
2
2,471
2,295
176
46
687
41
61
7
2
28
2
2,315
2,531
(216)
(379)
256
(382)
(302)
(9)
(16)
11
(13)

18
US GAAP Balance Sheet
US GAAP Balance Sheet
Q2 06            Q1 06             Q2 05           QoQ change     YoY change KRW b
Assets
Cash & equivalent
Inventory
Liabilities
Short term debt
Long term debt
Shareholders’ equity
Net debt to equity ratio (%)
Source: Unaudited, Company financials
11,750
1,331
721
6,186
633
3,006
5,564
41
18%
(41%)
76%
5%
24%
14%
32%
6
1%
(27%)
18%
8%
15%
16%
(4%)
13
13,666
1,060
1,076
6,000
687
2,944
7,666
34
13,835
779
1,270
6,473
788
3,415
7,362
47

19
US GAAP Cash Flow
US GAAP Cash Flow
Q2 06           Q1 06            Q2 05           QoQ change     YoY change KRW b
Net income
Depreciation & Amortization
Others
Working capital
Cash flow from operations
CAPEX
Cash flow before financing
Financing activities
Proceeds from issuance of common stock
Net change in cash
Source: Unaudited, Company financials
(363)
(12)
21
204
(150)
(145)
(295)
533
0
238
38
414
45
(124)
373
(969)
(596)
577
0
(19)
(340)
194
(34)
(82)
(262)
(21)
(283)
21
0
(262)
61
620
(10)
(410)
261
(845)
(584)
65
0
(519)
(302)
608
11
(206)
111
(990)
(879)
598
0
(281)

20
Net Income Reconciliation to US GAAP
Net Income Reconciliation to US GAAP
Others
Convertible bonds (including FX valuation)
Stock appreciation right
ESOP
Pension expense
Income tax effect of US GAAP adjustments
Amortization of IPR
Depreciation of PP&E
Capitalization of financial interests
Adjustment of AR discount loss
Net income under K GAAP
US GAAP adjustments
Net income under US GAAP
Q2 06                       Q1 06 KRW b
Source: Unaudited, Company financials
48
13
(1)
11
(1)
0
(1)
(13)
(1)
20
(1)
0
61
(322)
20
0
9
0
2
0
(1)
(1)
12
0
(1)
(302)

21
EBITDA Reconciliation
EBITDA Reconciliation
1. Net income
2. Interest expense
3. Interest income
4. Provision (benefit) for income taxes
5. Depreciation of PP&E
6. Amortization of intangible asset
7. Amortization of debt issuance cost
Q2 06         Q1 06          Q2 05          QoQ change     YoY change US GAAP (KRW b)
6. Amortization of intangible asset
4. Provision (benefit) for income taxes
3. Interest income
7. Amortization of debt issuance cost
5. Depreciation of PP&E
EBITDA (1+2+3+4+5+6+7)
1. Net income
2. Interest expense
EBITDA (1+2+3+4+5+6+7)
Q2 06         Q1 06          Q2 05          QoQ change     YoY change K GAAP (KRW b)
48
38
(10)
(34)
617
11
0
670
61
36
(11)
(20)
618
2
1
687
(370)
(1)
2
(46)
(15)
3
0
(427)
41
30
(12)
(40)
412
11
0
442
38
30
(12)
(35)
412
2
2
437
(322)
37
(8)
(80)
602
14
0
243
(363)
7
4
(40)
190
3
0
(199)
(302)
37
(7)
(80)
607
1
0
256
(363)
1
4
(60)
(11)
(1)
(1)
(431)
(340)
7
5
(45)
195
(1)
(2)
(181)

22
EBITDA Reconciliation (Continued)
EBITDA Reconciliation (Continued)
EBITDA is defined as net income (loss) plus: interest income (expense); provision (benefit) for income taxes;
depreciation of property, plant and equipment; amortization of intangible assets; and amortization of debt issuance cost.  EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes. Specifically, our significant capital assets are in different stages of depreciation, and because we do not have separate operating divisions, our senior management uses EBITDA internally to measure the performance of these assets on a comparable basis.
We also believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies. For example, depreciation on most of our equipment is made based on a four-year useful life while most of our competitors use different depreciation schedules from our own. EBITDA is not a measure determined in accordance with U.S. GAAP. EBITDA should not be considered as an alternative to operating income, cash flows from operating activities or net income, as determined in accordance with U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

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LG.PHILIPS LCD
55" Wide Full HDTV

23 LG.Philips LCD makes Technology you can see!

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: July 11, 2006	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/
President & Chief Financial Officer